Exhibit 99.4

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital €6 035 891 002.50

Registered in Nanterre

RCS 542 051 180

total.com

Canada: Start-up of Surmont 2

Paris, September 1, 2015 – Total announces the start-up of production from the Surmont 2 oil sands project, located 63 kilometers southeast of Fort McMurray in the Athabasca region of Alberta, Canada.

As a result of the technology that will be implemented, production will ramp up through 2016 and 2017, adding 118,000 barrels of oil per day gross capacity. Total gross capacity for Surmont 1 and 2 is expected to reach 150,000 barrels of oil per day.

“This is Total’s fifth startup since the beginning of the year, and it contributes to our upstream growth” said Arnaud Breuillac, President Exploration & Production. “Surmont will produce substantial reserves, with a long plateau that will generate cash flow for decades to come.”

Surmont uses steam-assisted gravity drainage (SAGD) technology to heat the reservoir, allowing oil to flow and be recovered with top-tier energy efficiency.

The Surmont project is a joint venture between ConocoPhillips (50%, operator) and Total (50%).

Total Exploration & Production in Canada

Total has been present in Canada’s upstream since 1999. Its 2014 equity production in the country was 12,000 barrels of oil per day, all from Surmont 1.

The Group also holds a 39.2% interest in the Fort Hills mining project currently under development.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator. We are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible, and our 100,000 employees play an active role in helping us achieve this mission. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.